EXHIBIT 99.6

FOR IMMEDIATE RELEASE	MEDIA CONTACT:
March 19, 2008	Somna Maraj
Edelman
(212) 704-8175

BARINGTON GROUP ANNOUNCES PROXY CONTEST

TO ELECT FOUR DIRECTORS TO THE BOARD OF DILLARD’S, INC.

New York, NY, March 19, 2008 – Barington Capital Group, L.P. announced today that one of its affiliates has notified Dillard’s, Inc. (NYSE: DDS) of its intention to nominate four persons for election to the Board of Directors of the Company at the Company’s 2008 Annual Meeting of Stockholders. The Annual Meeting is currently scheduled to be held on May 17, 2008, with a record date of March 31, 2008. Barington represents a group of investors (the “Barington Group”), which includes Clinton Group, Inc. and certain of its affiliates, that collectively beneficially owns approximately 5.6% of the outstanding Class A Common Stock of the Company.

The Barington Group believes that the Company’s vast value potential is not being realized and lacks confidence in the ability of Dillard’s current Board, which is composed of directors with an average tenure of almost 20 years, to improve shareholder value. Dillard’s stock price has fallen by approximately 54% from June 30, 2007 through the close of trading on March 18, 2008, erasing more than $1.6 billion in shareholder value. In addition, Dillard’s same store sales growth rate has lagged its peer group by an average of nearly 400 basis points per annum over the past five years and the Company has not posted an increase in annual same store sales since 1999. Moreover, Dillard’s has the third worst corporate governance profile of all the companies in the Standard & Poor’s 500 Index, as measured by Institutional Shareholder Services.

The Barington Group believes that if the Company were more effectively managed it would be worth substantially more than its current stock price. As a result, Barington has nominated a slate of four highly qualified individuals for election to the Company’s 12-member Board of Directors. If elected, the Barington Group’s nominees intend to work constructively with the other members of the Dillard’s Board (who are elected by members of the Dillard family by virtue of their control of the Company’s Class B Common Stock) to seek to improve the Company’s operations, profitability, corporate governance and share price performance.

The Barington nominees are:

James A. Mitarotonda – Mr. Mitarotonda, 53, is the Chairman, President and Chief Executive Officer of Barington Capital Group, L.P. Barington and its principals have substantial experience helping improve shareholder value as an investor in a number of retail, apparel and footwear companies. Mr. Mitarotonda currently serves as a director of A. Schulman, Inc., The Pep Boys – Manny, Moe & Jack and Griffon Corporation.

Charles M. Elson – Mr. Elson, 48, is a leading expert in the area of corporate governance. Mr. Elson has been the Edgar S. Woolard, Jr. Professor of Corporate Governance and the Director of the John L. Weinberg Center for Corporate Governance at the University of Delaware since 2000. Mr. Elson is currently a member of the Board of Directors of AutoZone, Inc. and HealthSouth Corporation. He also serves on the Advisory Board of the National Association of Corporate Directors and is Vice Chairman of the ABA Business Law Section’s Committee on Corporate Governance.

Nick White – Mr. White, 63, has more than 30 years experience in the retail industry. From 1973 through 2000, Mr. White held a number of executive and management level positions at Wal-Mart Stores, Inc., including Executive Vice President and General Manager of Wal-Mart’s Supercenter division and Executive Vice President and General Manager of Sam’s Wholesale Club. Among other accomplishments, Mr. White is credited with helping pioneer total quality management with vendors at Wal-Mart Stores. Mr. White is a director of The Pep Boys – Manny, Moe & Jack and is a member of the Board of Advisors of Williams Foods, Inc. He has also served as a director of Playtex Products, Inc. and Gold Toe Brands, Inc. Mr. White is currently President and Chief Executive Officer of White & Associates, a consulting firm he founded in 2000 that provides services to retailers, suppliers and private equity firms interested in investigating acquisition or investment opportunities in the retail sector.

Eric S. Salus – Mr. Salus, 54, has more than 25 years of experience in the retail industry. From 1997 to 2005, Mr. Salus held a variety of senior executive positions at Federated Department Stores, including President of Macy’s Home Store and President of Bon Macy’s, a department store with 52 stores in five states. Prior to that, he held a variety of merchandising and marketing management positions with Dick’s Sporting Goods and May Department Stores. Mr. Salus is a member of the Board of Directors of Ashworth, Inc. and Oneida Ltd. Mr. Salus is currently the President and Chief Executive Officer of Salus and Associates, a consulting firm that he founded in 2006 that provides services to retailers and wholesalers.

About Barington Capital Group:

Barington Capital Group, L.P. is an investment firm that, through its affiliates, primarily invests in undervalued, small and mid-capitalization companies. Barington and its principals are experienced value-added investors who have taken active roles in assisting companies in creating or improving shareholder value.

About Clinton Group:

Clinton Group, Inc. is a diversified asset management company, which was formed in 1991 as a registered investment adviser. Throughout its fifteen-year history, Clinton Group has created a risk/return profile in several distinct strategies based primarily on the extraction of relative value and the capturing of arbitrage opportunities. Currently, Clinton Group manages approximately $6 billion in assets.

* * * * *

Barington Companies Equity Partners, L.P. intends to make a preliminary filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement and an accompanying WHITE proxy card to be used to solicit votes for the election of its nominees at the 2008 Annual Meeting of Stockholders of Dillard’s, Inc., a Delaware corporation.

The following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation:  Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross, Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd., Clinton Lexington Master Fund, L.P., Clinton Group, Inc., George E. Hall, Charles M. Elson, Eric S. Salus and Nick White.

BARINGTON COMPANIES EQUITY PARTNERS, L.P. STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ SUCH PROXY STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, STOCKHOLDERS MAY ALSO OBTAIN A COPY OF THE PROXY STATEMENT, WHEN FILED, WITHOUT CHARGE, BY CONTACTING BARINGTON’S PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885 OR PROXY@MACKENZIEPARTNERS.COM.

INFORMATION REGARDING THE DIRECT OR INDIRECT INTERESTS OF CERTAIN PARTIES ANTICIPATED TO BE, OR WHO MAY BE DEEMED TO BE, PARTICIPANTS IN SUCH POTENTIAL PROXY SOLICITATION IS AVAILABLE IN THE SCHEDULE 14A FILED BY BARINGTON COMPANIES EQUITY PARTNERS, L.P. AND OTHERS WITH THE SEC ON MARCH 19, 2008, A COPY OF WHICH MAY BE OBTAINED AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

# # #

4